UNITEDSTA 11021564
SECURITIES AND EXCHAN...
Washington, D.C. 20549

OMB APPROVAL	
Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Section
MAR 30 2011
Washington, DC
110

SEC FILE NUMBER
8-67288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue, 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond Ottusch, CCO (212-259-0856)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Raymond F. Ottusch, CCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCS Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY A. MOLNAR
Notary Public, State of New York
No. 31-01MO4850055
Qualified in ~~New York~~ Nassau County
Commission Expires June 8, 2014

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LCS SECURITIES, LLC

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 696,382
Receivable from clearing broker	182,615
Other assets	16,029
	$ 895,026
LIABILITIES	
Accrued expenses and other liabilities	$ 27,225
Due to Parent	132,900
	160,125
MEMBER'S EQUITY	734,901
	$ 895,026

See notes to financial statements

LCS SECURITIES, LLC

Statement of Operations
Year Ended December 31, 2010

Revenues:	
Brokerage commissions	$ 1,027,063
Interest	1,907
	1,028,970
Expenses:	
Compensation and benefits	619,700
Floor brokerage, exchange and clearance fees	332,445
Communications	47,146
Occupancy and equipment rental	90,700
Professional fees	68,130
Promotional costs and other expenses	44,352
	1,202,473
Net loss	$ (173,503)

See notes to financial statements

LCS SECURITIES, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2010

Balance - December 31, 2009	**$ 608,404**
Contribution from Parent	**300,000**
Net loss	**(173,503)**
Balance - December 31, 2010	**$ 734,901**

See notes to financial statements

LCS SECURITIES, LLC

Statement of Cash Flows
Year Ended December 31, 2010

Cash flows provided by operating activities:	
Net loss	**$ (173,503)**
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in receivable from clearing broker	**(35,578)**
Decrease in other assets	**1,598**
Increase in accrued expenses and other liabilities	**4,229**
Increase in due to Parent	**391,200**
Net cash provided by operating activities	**187,946**
Cash and cash equivalents - beginning of year	**508,436**
Cash and cash equivalents - end of year	**$ 696,382**
Supplemental cash flow disclosure:	
Non-cash financing activity:	
Contribution from Parent	**$ 300,000**

See notes to financial statements

LCS SECURITIES, LLC

Notes to Financial Statements
December 31, 2010

NOTE A - ORGANIZATION

LCS Securities, LLC (the "Company") was formed as a limited liability company on January 26, 2006 (date of incorporation) under the laws of the State of New York. As of April 4, 2006, the Company was registered as a broker-dealer under the Securities Exchange Act of 1934 and began trading operations on May 10, 2006. The Company generates commissions by introducing customer securities transactions to a third-party clearing broker-dealer whereby that broker-dealer clears transactions for the Company's customers on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company is a wholly-owned subsidiary of Levin Capital Strategies, L.P. ("LCSLP" or "Parent") and is a member of the Financial Industry Regulatory Authority. The Company's operations are funded through contributions from LCSLP.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers money market funds to be cash equivalents. The Company maintains cash and cash equivalents in bank accounts at two major financial institutions which, at times, may exceed federally insured limits.

[2] Revenue recognition:

Brokerage commissions earned from securities transactions and related expenses are recorded on a settlement date basis because the difference between the trade date and settlement date is not considered material.

Interest income is recorded on the accrual basis.

[3] Income taxes:

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations and changes in member's equity.

The Company is a single member LLC wholly owned by LCSLP and is a disregarded entity for federal, state and city income tax purposes. As such, the Company's income or losses are included in LCSLP's tax returns for the year ended December 31, 2010.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

[5] Financial instruments:

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the statement of financial condition. Investments in money market funds and amounts due from clearing broker are carried at cost, which approximate fair value.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company acts as an introducing broker. All transactions for its customers are cleared through a major U.S. securities firm on a fully disclosed basis. At December 31, 2010, the receivable from clearing broker represents cash deposited with the broker and the net commissions receivable earned as an introducing broker for its customers' transactions. The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In the ordinary course of its business, however, the Company does not accept orders with respect to client accounts if the funds required, or sufficient marginable securities, for the client to meet its obligations are not on deposit in the client account at the time the order is placed.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

In the event of the broker's insolvency, recovery of assets may be limited to account insurance or other protection.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. At December 31, 2010, the Company had net capital, as defined, of $713,843, which was $463,843 in excess of its required minimum net capital.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(2)(ii).

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with LCSLP whereby the Company is charged for its respective share of expenses, including, but not limited to, employee services, office space, equipment, administrative support and communication expenses. The charge is based upon a method which allocates expenses in amounts generally commensurate with LCSLP's support of the operation of the Company. Certain expenses including compensation, occupancy, communication and other expenses, which are reflected individually on the statement of operations, were directly charged to the Company under the expense sharing agreement. The agreement may be terminated by either party upon 30 days' notice. For the year ended December 31, 2010, such expenses charged by LCSLP amounted to $791,200.

Substantially all clearing broker commission revenues are earned by the Company from certain investment advisory accounts of LCSLP. The Company relies upon LCSLP's financial capacity to fund operations. There is no guarantee that LCSLP will continue to have the financial capacity to fund the Company's operations.

NOTE F - MEMBER'S EQUITY AND NON-CASH TRANSACTIONS

In June 2010, LCSLP contributed $300,000 to the Company, which was settled through a reduction in the amount due to LCSLP and as a contribution to member's equity.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated its activity through February 18, 2011, which was the date the financial statements were available for issuance, and have determined that there was no activity that warrants additional disclosure or recognition in the financial statements.

SUPPLEMENTARY INFORMATION

LCS SECURITIES, LLC

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2010

Member's equity	$ 734,901
Deductions:	
Less: Nonallowable assets	(16,029)
Net Capital before haircuts on securities	718,872
Less: Haircuts on securities	(5,029)
Net capital	$ 713,843
Minimum net capital required	$ 250,000
Excess of net capital over minimum requirement	$ 463,843

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2010.

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
LCS Securities, LLC

In planning and performing our audit of the financial statements of LCS Securities, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

[2] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

EISNERAMPER
ACCOUNTANTS & ADVISORS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 18, 2011